Earthy Ventures, Inc. (the "Company") a Delaware Corporation

Financial Statements

As of inception (March 28,2023) – September 29, 2023

Unaudited

Earthy Ventures, Inc

Balance Sheet

As of September 29, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BMO Simple Business Checking (3980) - 1	1,997.34
Total Bank Accounts	**$1,997.34**
Other Current Assets	
Manual Transactions	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$1,997.34**
TOTAL ASSETS	**$1,997.34**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Loans from Stockholders	48,340.54
Total Long-Term Liabilities	**$48,340.54**
Total Liabilities	**$48,340.54**
Equity	
Common stock	
Commom Stock - Kyle	1,000.00
Common Stock-Brooks	1,000.00
Total Common stock	**2,000.00**
Opening balance equity	1.00
Retained Earnings	
Net Income	-48,344.20
Total Equity	**$ -46,343.20**
TOTAL LIABILITIES AND EQUITY	**$1,997.34**

Earthy Ventures, Inc

Profit and Loss

March 28 - September 29, 2023

	TOTAL
Income	
Shopify Sales	2,062.34
Total Income	**$2,062.34**
Cost of Goods Sold	
Contracting Services(1099)	16,711.00
Cost of goods sold	
Shipping Freight & Delivery	279.76
Shipping & postage	1,328.33
Shipping Supplies	420.69
Total Shipping Freight & Delivery	**2,028.78**
Supplies & materials - COGS	16,135.67
Supplies & Materials	1,192.24
Total Supplies & materials - COGS	**17,327.91**
Total Cost of goods sold	**19,356.69**
Other Selling Costs	318.20
Returns & Allowances	63.00
Total Cost of Goods Sold	**$36,448.89**
GROSS PROFIT	**$ -34,386.55**
Expenses	
Advertising & marketing	938.91
Advertising	54.00
Marketing	4,424.94
Total Advertising & marketing	**5,417.85**
Business licenses	129.50
Computer Hosting	70.35
Dues & Subscriptions	73.00
General business expenses	257.61
Bank fees & service charges	3.00
Uniforms	86.64
Total General business expenses	**347.25**
Legal & accounting services	
Legal Fees	56.50
Total Legal & accounting services	**56.50**
Legal & Professional Fees	170.00
Meals	
Meals with clients	343.45
Travel meals	263.90
Total Meals	**607.35**

Earthy Ventures, Inc

Profit and Loss

March 28 - September 29, 2023

	TOTAL
Office expenses	72.00
Office supplies	371.51
Small tools & equipment	20.00
Total Office expenses	**463.51**
Outside Services(non 1099)	
Upwork	125.00
Venmo Payment	309.00
Total Outside Services(non 1099)	**434.00**
Sales & Marketing	
Marketing Meals(100%)	777.40
Marketing Trip	1,100.40
Research & Development	658.90
Total Sales & Marketing	**2,536.70**
Transportation	315.20
Travel	
Airfare	219.00
Hotels	220.80
Total Travel	**439.80**
Uncategorized Expense	1,577.64
Website Development	1,319.00
Total Expenses	**$13,957.65**
NET OPERATING INCOME	**$ -48,344.20**
NET INCOME	**$ -48,344.20**

Earthy Ventures, Inc

Statement of Cash Flows

March - September 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-48,084.03
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Manual Transactions	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**0.00**
Net cash provided by operating activities	**$ -48,084.03**
FINANCING ACTIVITIES	
Loans from Stockholders	48,340.54
Common stock:Commom Stock - Kyle	1,000.00
Common stock:Common Stock-Brooks	1,000.00
Opening balance equity	1.00
Net cash provided by financing activities	**$50,341.54**
NET CASH INCREASE FOR PERIOD	**$2,257.51**
CASH AT END OF PERIOD	**$2,257.51**

Earthy Ventures, Inc.
Statement of Changes in Equity

	March 28 - September 29, 2023
Beginning Equity Balance	$1
Net Income	$(48,344)
Common Stock Issued	$2,000
Loans from Stockholders	$48,341
Ending Equity Balance	$(46,343)

Earthy Ventures, Inc.
Notes to the Financial Statements
March 28, 2023 - September 29, 2023

$USD

1. ORGANIZATION AND PURPOSE

Earthy Ventures, Inc. (the "Company") is a corporation organized in March 2023 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.